SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                August 19, 2004


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

[LOGO]

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE


                 CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
                      SECOND QUARTER AND FIRST HALF 2004

------------------------------------------------------------------------------

Santiago, Chile (August 19, 2004) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the second quarter and six-month periods ended June 30, 2004. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$636.30/US$1, the exchange rate at the close of June 30, 2004.

2Q04 HIGHLIGHTS (vs. 2Q03):
o    Consolidated sales increased 12.5%
o    Operating income up 27.7%
o    EBITDA up 22.2%
o Non-operating loss of Ch$2,812 million in 2Q04 compared to an Ch$8,755 million loss in 2Q03.
o Net income of Ch$4,559 million, compared to a Ch$1,389 million net loss in 2Q03.
o    Earnings per ADR reached US$0.34

YTD 2004 HIGHLIGHTS (vs. YTD 2003):
o    Consolidated sales increased 4.4%
o    Operating income up 0.8%
o    EBITDA up 3.6%
o Non-operating loss of Ch$4,239 million compared to a loss of Ch$9,885 million in 2003.
o Net income reached Ch$7,125 million compared to Ch$2,958 million income reported in 2003.
o    Earnings Per ADR reached US$0.52


                             CONSOLIDATED REVENUE

                                                       2Q04 vs.
(in Ch$ millions)                       2Q04     2Q03    2Q03       YTD04
-----------------                       ----     ----    ----       -----
TOTAL REVENUE                          46,256   41,106   12.5%     80,299
  Cristalchile (glass containers)      17,711   15,849   11.7%     33,298
  Vina Santa Rita (wine)               22,212   19,540   13.7%     36,988
  CIECSA (media)                        7,808    7,167    8.9%     12,776
   Adjustments                          1,475    1,450    N/A       2,763

                              RELATED COMPANIES
  Metropolis-Intercom (cable TV)       11,264   11,489   -2.0%     22,186
  Envases CMF (plastic containers)      7,102    7,363   -3.6%     14,941

                         SECOND QUARTER 2004 RESULTS

CONSOLIDATED RESULTS

During 2Q04, Cristalerias' total consolidated revenue reached Ch$46,256 million (US$72.7 million), a 12.5% increase compared to 2Q03. The main factors behind this increase were improved sales in Santa Rita (+13.7%), the glass container business (+11.7%) and CIECSA (+8.9%). Adjustments for factors such as intercompany sales reached Ch$1,475 million during the quarter.

2004 Revenue Breakdown
----------------------
Media    16%
Glass    37%
Wine     47%

Consolidated operating income increased by 27.7% during the quarter, totaling Ch$10,290 million (US$16.2 million). This includes Ch$5,757 million from the glass container business (Ch$3,744 million in 2Q03), Ch$3,076 million from Santa Rita (Ch$3,325 million in 2Q03) and Ch$1,465 million from CIECSA (Ch$924 million in 2Q03).

During the quarter, Cristalerias net income reached Ch$4,559 million (US$7.2 million), compared to a Ch$1,389 million (US$2.2 million) net loss in 2Q03. This is mainly explained by a lower non-operating loss, that passed from an Ch$8,755 million (US$13.8 million) loss in 2Q03, to a Ch$2,812 million (US$
4.4 million) loss in 2Q04. The latter is mainly explained by a Ch$1,036 million (US$1.6 million) income from exchange differences in (Ch$6,148 million loss in 2Q03); partially compensated by a lower Ch$1,456 million net loss from subsidiaries that do not consolidate (Ch$812 million loss in 2Q03). The net loss from subsidiaries includes a Ch$1,048 million charge (Ch$1,055 million charge in 2Q03) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation increased by 22.2% to reach Ch$14,229 million (US$22.4 million). EBITDA margin for 2Q04 was 30.8% (28.3% in 2Q03).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

Glass packaging sales increased by 11.7% during the quarter to Ch$17,711 million (US$27.8 million). Volume sales increased by 18.0%, totaling 63,538 tons. Wine bottle sales increased by 9.1%, mainly due an increase in export volumes. Beer bottle sales increased by 52.2%, due to clients' inventory build-up of returnable formats, partially compensated by lower sales of one-way formats. Liquor bottle sales increased by 4.2%, due to higher value-added sales of formats for pisco. Containers for the food industry increased by 37.7% due to an increase in market share of formats offered by the Company.

Soft-drink bottle sales decreased by 3.2%, mainly due to lower one-way formats sales that have been affected by higher sales of the 237cc returnable bottle; partially compensated by an increase in returnable formats sales, which in turn are due to clients' inventory build-up in order to back up a sales increase campaign in these formats.

                                     GLASS

                                                                      2Q04 vs.
                                            2Q04          2Q03          2Q03
                                            ----          ----          ----
Net Sales (in Ch$ millions)                17,711        15,849        11.7%
   Wine                                    11,866        10,879         9.1%
   Beer                                     2,154         1,415        52.2%
   Soft Drinks                              1,654         1,708        -3.2%
   Liquor                                   1,534         1,472         4.2%
   Food                                       414           301        37.7%
   Pharmaceutical                              88            75        16.8%
Volume in tons                             63,538        53,854        18.0%


Operating income increased by 53.8% to reach Ch$5,757 million (US$9.0 million). Operating margin reached 32.5% in 2Q04 (23.6% in 2Q03).

Net earnings for 2Q04 include a non-operating loss of Ch$121 million (US$0.2 million), compared to a Ch$5,427 million (US$8.5 million) non-operating loss in 2Q03. The latter is mainly explained by a Ch$651 million income from exchange differences in 2Q04, compared to a Ch$4,970 million loss in 2Q03; in addition to a higher net income from subsidiaries, that reached Ch$531 million in 2Q04 (Ch$195 million in 2Q03).

EBITDA: Operating cash generation increased by 38.0% to reach Ch$8,416 million (US$13.2 million). EBITDA margin was 47.5% (38.5% in 2Q03).

Plastic

During 2Q04, Envases CMF posted a Ch$74 million (US$ 0.1 million) net loss, compared to a Ch$670 million (US$ 1.1 million) net income in 2Q03. The latter is mainly due to the non operating result, that registered a net loss of Ch$123 million corresponding to price level restatements and exchange differences in 2Q04, compared to a Ch$569 million income in 2Q03. Total sales reached Ch$7,102 million (US$11.2 million), compared to Ch$7,363 million (US$11.6 million) in 2Q03. Volumes decreased by 4.3%, reaching 4,713 tons, while prices increased by 0.5%. Operating income increased by 7.2% to reach Ch$451 million, due to higher operating efficiencies and a more profitable sales mix.

EBITDA: Operating cash generation reached Ch$1,541 million (US$2.4 million) in 2Q04, compared to Ch$1,566 million (US$2.5 million) during 2Q03. EBITDA margin reached 21.7% (21.3% in 2Q03).

WINE BUSINESS

During 2Q04, Santa Rita's consolidated sales totaled Ch$22,212 million (US$34.9 million), 13.7% over 2Q03. The Company's profits came in at Ch$2,171 million (US$3.4 million), 30.0% over 2Q03, mainly due to an improved non-operating result, that registered a Ch$378 million income from exchange differences (Ch$1.040 million loss in 2Q03). The aforementioned was partially compensated by a lower operating result.

In the domestic market, Santa Rita's volumes grew by 19.7% over 2Q03. Prices increased by 11.0% in real terms. These conditions led net sales in the domestic market to grow by 32.8% to Ch$10,748 (US$16.9 million).

Sales volume in the export market rose by 7.5% reaching US$17.1 million. In real peso terms, sales decreased by 2.1% (due to the Chilean peso/US dollar appreciation with respect to 2Q03) accounting for 48.9% of total revenues. The average price in Dollars per case in the export market reached US$33.4 (US$33.2 in 2Q03), compared with an industry average of US$24.17 (US$23.93 in 2Q03).


                                     SANTA RITA

                                                                     2Q04 vs.
                                                2Q04       2Q03       2Q03
                                                ----       ----       ----
Net Sales (in Ch$ millions)                    22,212     19,540      13.7%
   Domestic                                    10,748      8,092      32.8%
   Exports                                     10,856     11,090      -2.1%
   Others                                         608        358      69.8%
Volume
   Exports (Th cases)                             513        477       7.5%
   Domestic (Th liters)                        19,513     16,303      19.7%
Price per case - Export Mkt.( US$)               33.4       33.2       0.8%
Avg. price per case - Domestic Mkt. (Ch$)       4,959      4,464      11.0%


Operating income reached Ch$3,076 million (US$4.8 million), compared to Ch$3,325 million (US$5.2 million) in 2Q03, due to higher costs of wine musts, as well as a lower peso/US$ exchange rate that affected export returns. Operating margin was 13.9% (17.0% in 2Q03).

EBITDA: Operating cash generation was Ch$4,138 million (US$6.5 million), compared to Ch$4,345 million (US$6.8 million) in 2Q03. EBITDA margin was 18.6% (22.2% in 2Q03).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

During 2Q04, CIECSA reported a net income of Ch$1,227 million (US$1.9 million), compared to Ch$523 million (US$0.8 million) income in 2Q03.


Media Subsidiaries

                                     CGW
                                |           |
                        98.5%   |           | 99.9%
                                |           |
                            CIECSA        Cristalchile
                           |       |      Comunicaciones
                           |       |        |
                     99.9% | 37.4% |        | 50.0%
                           |       |        |
                         MEGA      |      Cordillera
                                   |      Comunicaciones
                                   |        |
                                Diario      | 99.9%
                              Financiero    |
                                          Metropolis-
                                          Intercom

MEGA, CIECSA's main subsidiary, reached the first place in audience share with an average viewership share of 25.5% in 2Q04 (22.9% in 2Q03)FN1. Net sales increased by 6.2% in 2Q04 to reach Ch$7,442 million (US$11.7 million). MEGA had a Ch$1,188 million (US$1.9 million) operating income, compared to Ch$904 million (US$1.4 million) in 2Q03. Therefore, MEGA posted a Ch$1,049 million (US$1.6 million) net income, compared to Ch$460 million (US$0.7 million) in 2Q03.

EBITDA: CIECSA's operating cash generation reached Ch$1,665 million (US$2.6 million), 47.6% over 2Q03. EBITDA margin was 21.3% (15.7% in 2Q03).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of Ch$1,890 million (US$3.0 million), compared to Ch$1,954 (US$3.1 million) in 2Q03. Similarly, Cordillera Comunicaciones Ltda. (owner of 99% of Metropolis-Intercom S.A.) had a net loss of Ch$3,643 million (US$5.7 million), compared to Ch$3,908 million (US$6.1 million) in 2Q03. The aforementioned result includes a goodwill amortization charge of Ch$1,048 million (Ch$1,055 million in 2Q03).


----------------
FN1 Measured between 6:30 and 1:30AM (i.e.: 19 hours daily) from Monday through
    Sunday.

During 2Q04 Metropolis-Intercom S.A. posted a net loss of Ch$2,859 million (US$4.5 million), flat compared with 2Q03. The Company posted sales of Ch$11,264 million (US$17.7 million), compared to Ch$11,489 million in 2Q03. EBITDA reached Ch$1,529 million (US$2.4 million), 16.8% over 2Q03. The latter includes a Ch$3,750 million (US$5.9 million) depreciation charge, compared to a Ch$3,449 million (US$5.4 million) charge in 2Q03, mainly coming from the HFC network acquired in July 2000. The Company ended the period with 223,820 basic subscribers (237,324 in 2Q03), 28,970 premium subscribers (33,440 in 2Q03) and 38,503 broad-band internet subscribers (29,286 in 2Q03). Internet Protocol Telephone customers reached 9,255.

                             METROPOLIS-INTERCOM

                                                                       2Q04 vs.
                                         06/30/04        03/31/04        1Q04
                                         --------        --------        ----
Basic Subscribers (1)                     223,820         223,957           0%
Premium customers                          28,970          35,514       -18.4%
Internet customers                         38,503          36,883         4.4%
IP Telephony customers                      9,255           6,376        45.2%
Home Passed                             1,198,054       1,195,479         0.2%

                                                                       2Q04 vs.
                                           2Q04            2Q03          2Q03
                                           ----            ----          ----
Sales (Ch$ Million)                        11,264          11,489        -2.0%
EBITDA (Ch$ Million)                        1,529           1,309        16.8%
Net Income (Loss) (Ch$ Million)            (2,859)         (2,860)          0%
----------------
(1) Includes Premium and Internet customers.

                           FIRST HALF 2004 RESULTS

CONSOLIDATED RESULTS

The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first half of 2004, Cristalerias' total consolidated revenue reached Ch$80,299 million (US$126.2 million), a 4.4% increase over 2003. The main factors behind this growth include improved sales in the wine (+6.7%), and media (+10.3%) businesses; partially compensated by lower sales in the glass container business (-0.7%).

YTD04 Revenue Breakdown
-----------------------
Media   15%
Glass   40%
Wine    45%


Consolidated operating income increased by 0.8% during the period, totaling Ch$15,734 million (US$24.7 million). This includes Ch$10,135 million from the glass container business (Ch$9,685 million in 2003), Ch$4,149 million from Santa Rita (Ch$4,997 million in 2003) and Ch$1,417 million from CIECSA (Ch$808 million in 2003).

For the six-month period ended on June 30, 2003, Cristalerias' net income was Ch$7,125 million (US$11.2 million), compared to Ch$2,958 million (US$4.6 million) in 2003. This is mainly explained by a lower non-operating loss, that passed from a Ch$9,885 million (US$15.5 million) loss in 2003 to a Ch$4,239 million (US$6.7 million) loss in 2004. The latter is mainly explained by income from exchange differences of Ch$2,418 million in 2004, compared to a Ch$4,464 million loss in 2003. This is partially compensated by a higher net loss from subsidiaries that do not consolidate, that reached Ch$3,166 million (compared to a Ch$1,920 million loss in 2003), mainly due to lower results at Metropolis-Intercom and Envases CMF. The net loss from subsidiaries includes Ch$2,088 million charge (Ch$2,095 million charge in 2003) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation increased by 3.6% to reach Ch$23,478 million (US$36.9 million). EBITDA margin was 29.2% (29.5% in 2003).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$33,298 million (US$52.3 million), compared to Ch$33,524 million (Ch$52.7 million) in 2003. Volume sales increased by 7.4%, reaching 120,393 tons. Wine bottle sales increased by 5.8% during the period mainly due to higher bottled wine export volumes. Sales of containers for the food industry increased due to an increase in market share of formats offered by the Company.

Beer bottle sales decreased by 27.0%, mainly due to changes in clients' pricing policy for beer sold in one-way formats, partially compensated by higher sales of returnable formats. Liquor bottle sales decreased by 6.1%, mainly because during 1H03 clients build-up inventories for a new pisco brand. Soft drink bottle sales decreased by 4.6% due to lower sales of one-way formats that have been affected by higher sales of the 237cc returnable bottle.


                                     GLASS

                                                             YTD04 vs.
                                      YTD04       YTD03       YTD03
                                      -----       -----       -----
Net Sales (in Ch$ millions)          33,298      31,524        -0.7%
   Wine                              22,665      21,424         5.8%
   Soft Drinks                        3,736       3,914        -4.6%
   Beer                               3,275       4,483       -27.0%
   Liquor                             2,593       2,761        -6.1%
   Food                                 876         755        16.0%
   Pharmaceutical                       153         187       -18.4%
Volume in tons                      120,393     112,121         7.4%


Operating income increased by 4.6%, reaching $10,135 million (US$15.9 million), due to the increased sales volume and lower costs of sales, partially compensated by a 7.5% decrease in average prices, mainly as a consequence of the appreciation of the Chilean peso against the US dollar during 1H04 when compared to 1H03. Operating margin was 30.4% (28.9% in 2003).

Net earnings for the period include a non-operating loss of Ch$1,449 million (US$2.3 million), compared to a non-operating loss of Ch$5,986 million (US$9.4 million) in 2003. This is mainly explained by a Ch$1,391 million income from exchange differences (Ch$3,617 million loss in 2003) and higher income from Vina Santa Rita and CIECSA. The aforementioned was partially compensated by a higher loss at Cristalchile Comunicaciones (50% owner of Metropolis-Intercom) and a lower income from Envases CMF.

EBITDA: Operating cash generation increased by 7.2% to reach Ch$15,384 million (US$24.2 million). EBITDA margin was 46.2% (42.8% in 2003).

Plastic

During the first half of 2004, Envases CMF posted a Ch$298 million (US$0.5 million) net income (Ch$1,226 million net income in 2003). This is mainly explained by the non-operating result, that during 2003 registered as of this date a net income from price level restatements and exchange differences of Ch$435 million, compared to a Ch$205 million loss in 2004. Total sales reached Ch$14,941 million (US$23.5 million), compared to Ch$16,375 million (US$25.7 million) in 2003. Volumes decreased by 4.1%, reaching 10,557 tons, due to lower pre-forms exports and lower one-way formats sales; while prices decreased by 5.1% influenced by a lower exchange rate. Operating income reached Ch$1,191 million (US$1.9 million), compared to Ch$1,615 million (US$2.5 million) income in 2003.

EBITDA: Operating cash generation was Ch$3,350 million (US$5.3 million), compared to Ch$3,908 million (US$6.1 million) in 2003. EBITDA margin was 22.4% (23.9% in 2003).

WINE BUSINESS

During the first half of 2004, Santa Rita's consolidated sales totaled Ch$36,988 million (US$58.1 million), a 6.7% increase over 2003. The Company's profits came in at Ch$3,553 million (US$5.6 million), 23.3% over 2003, due to an improved non-operating result.

In the domestic market, Santa Rita's volumes increased by 9.5% over 2003. Prices rose by 10.0% in real terms. These conditions led net sales in the domestic market to grow by 20.4%, reaching Ch$17,383 million (US$27.3 million).

Sales volume in the export market grew by 6.6%, reaching US$30.0 million (US$26.8 million in 2003), representing 50.2% of revenues. The average price in dollars per case reached US$34.1 (US$32.4 in 2003), compared with an industry average of US$24.3 (US$23.7 in 2003).

By markets, the export increase breakdown is as follows: Europe, +14.0%; Asia+Africa, +42.0%; Latin America, +3.0%; partially offset by lower sales to Canada, -15.9%; and USA, -1.8%.

                                     SANTA RITA
                                                                     YTD04 vs.
                                                 YTD04      YTD03      YTD03
                                                 -----      -----      -----
Net Sales (in Ch$ millions)                     36,988     34,663       6.7%
   Domestic                                     17,383     14,440      20.4%
   Export                                       18,571     19,334      -3.9%
   Others                                        1,034        889      16.3%
Volume
   Exports (Th cases)                              881        827       6.6%
   Domestic (Th liters)                         31,996     29,230       9.5%
Price per case - Export Mkt.( US$)                34.1       32.4       5.0%
Avg. price per case - Domestic Mkt. (Ch$)        4,887      4,446      10.0%


Operating income reached Ch$4,149 million (US$6.5 million), compared to Ch$4,997 million (US$7.9 million) in 2003, due to higher costs of musts, as well as a lower peso/US$ exchange rate that affected export returns. Operating margin reached 11.2% (14.4% in 2003).

EBITDA: Operating cash generation reached Ch$6,247 million (US$9.8 million), compared to Ch$6,985 million (US$11.0 million) in 2003. EBITDA margin was 16.9% (20.2% in 2003).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2004, CIECSA reported a net income of Ch$927 million (US$1.5 million) compared to Ch$75 million (US$0.1 million) in 2003.

MEGA, CIECSA's main subsidiary, reached the first place in audience share with an average viewership share of 25.4% during the period (22.7% in 2003)FN2. Net sales increased by 8.3% reaching Ch$12,341 million (US$19.4 million), as higher audience share has resulted in better sales. MEGA's operating income increased by 38.2%, reaching Ch$1,125 million (US$1.8 million). Net income reached Ch$811 million (US$1.3 million), compared to Ch$210 million (US$0.3 million) in 2003.

EBITDA: CIECSA's operating cash generation increased by 50.1%, reaching Ch$1,809 million (US$2.8 million). EBITDA margin was 14.2% (10.4% in 2003).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$4,041 million (US$6.4 million), compared to a Ch$3,468 million (US$5.5 million) net loss in 2003. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of Metropolis-Intercom S.A.) posted a net loss of Ch$7,779 million (US$12.2 million), compared to a net loss of Ch$6,933 million (US$10.9 million) in 2003. The aforementioned result includes a goodwill amortization charge of Ch$2,088 million (Ch$2,095 million in 2003).

During the first half of 2004 Metropolis-Intercom S.A. posted sales of Ch$22,186 million (US$34.9 million), compared to Ch$22,408 million (US$35.2 million) in 2003. The Company posted a net loss of Ch$5,962 million (US$9.4 million), compared to a net loss of Ch$4,845 million (US$7.6 million) in 2003. This lower result is mainly due to a Ch$775 million (US$1.2 million) one-time expense that affects the Company's non-operating result. EBITDA reached Ch$3,192 million (US$5.0 million), 8.4% over 2003. The latter includes a depreciation charge of Ch$7,338 million (US$11.5 million), compared to Ch$6,672 million (US$10.5 million) in 2003; mainly coming from the HFC network acquired in July 2000. Metropolis-Intercom ended the period with 223,820 basic subscribers (237,324 in 2003), 28,970 premium subscribers (33,440 in 2003), 38,503 broad-band internet subscribers (29,286 in 2003) and 9,255 IP Telephone subscribers.

----------------
FN2 Measured between 6:30AM and 1:30AM (i.e.: 19 hours daily) from Monday through Sunday.

                              METROPOLIS-INTERCOM

                                      06/30/04        12/31/03        % Change
                                      --------        --------        --------
Basic Subscribers (1)                  223,820         231,925          -3.5%
Premium customers                       28,970          31,499          -8.0%
Internet customers                      38,503          34,462          11.7%
IP Telephony customers                   9,255           3,639         154.3%
Home Passed                          1,198,054       1,192,891           0.4%


                                                                      YTD04 vs.
                                        YTD04           YTD03           YTD03
                                        -----           -----           -----
Sales (Ch$ Million)                     22,186          22,408          -1.0%
EBITDA (Ch$ Million)                     3,192           2,944           8.4%
Net Profit (loss) (Ch$ Million)         (5,962)         (4,845)        -23.0%
-----------------
(1) Includes Premium and Internet customers.




INVESTMENTS

Over the next decade, Cristalerias de Chile will invest US$210 MM in line with a development plan that will allow the Company to duplicate its glass packaging production capacity going from 300,000 to 600,000 annual tons.

The initiative was approved by the Company's Board, and contemplates its materialization in successive stages according to market demand.

The first stage considers construction of a new glass plant, equipped with four production lines and a furnace with capacity of 360 tpd, which will increase current production capacity by 35%. This stage implies an investment of approximately US$110 million, that will be financed with a combination of internal resources and credits. Start-up of operations is scheduled for year 2006.

Next expansion stages imply adding seven production lines and two additional furnaces with production capacities over 400 tpd.

It is worth mentioning that in line with Cristalerias de Chile's avant-garde technological policy; the plant, production lines and furnaces will have state of the art production and quality control systems, that will allow an important productivity increase as well as efficiently satisfy customers' growing requirements.

                                #############

This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

[LOGO]

                          CRISTALERIAS DE CHILE S.A.
                      CONSOLIDATED FINANCIAL STATEMENTS
           (Restated for general price-level changes and expressed
              in millions of Chilean Pesos as of June 30, 2004)
                      1 US Dollar = 636.30 Chilean Pesos


BALANCE SHEET
                                                               As of June 30
                                                             2004         2003
ASSETS                                                       MCh$         MCh$
------                                                       ----         ----
Cash, time deposits, marketable securities                 86,840       93,155
Receivables                                                52,390       42,117
Inventories, net                                           47,219       45,042
Other current assets                                        5,207        4,808
                                                          -------      -------
TOTAL CURRENT ASSETS                                      191,656      185,122
                                                          -------      -------
NET P.P.&E.                                               135,584      140,832
                                                          -------      -------
Investment in related companies                           100,764      107,216
Long-term receivables                                       9,200        9,538
Goodwill on investments                                       789          831
Accounts receivable, related companies                      1,107            3
Others                                                     24,351       26,097
                                                          -------      -------
TOTAL OTHER ASSETS                                        136,210      143,686
                                                          -------      -------
TOTAL ASSETS                                              463,450      469,639
                                                          -------      -------



LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt              4,656        6,035
Dividends payable                                             652          511
Accounts and notes payable                                 21,295       26,295
Provisions, withholdings, income taxes                     21,460       19,463
Advances from customers                                     4,137        3,993
                                                          -------      -------
TOTAL CURRENT LIABILITIES                                  52,199       56,297
                                                          -------      -------
Long-term bank liabilities and bonds payable              125,446      132,465
Miscellaneous creditors                                       205          352
Provisions and others                                      11,070       12,088
                                                          -------      -------
TOTAL LONG-TERM LIABILITIES                               136,721      144,905
                                                          -------      -------
MINORITY INTEREST                                          39,137       37,422
                                                          -------      -------
TOTAL SHAREHOLDERS' EQUITY                                235,392      231,014
                                                          -------      -------
TOTAL LIAB. & SHAREHOLDERS' EQUITY                        463,450      469,639
                                                          -------      -------


STATEMENT OF INCOME

                                         6 month period            Second
                                          ended June 30            quarter
                                          -------------            -------
                                          2004      2003       2004       2003
OPERATING RESULTS:                        MCh$      MCh$       MCh$       MCh$
------------------                        ----      ----       ----       ----
Net sales                               80,299    76,938     46,256     41,106
Cost of sales                          (51,375)  (49,280)   (28,749)   (26,457)
Selling and administrative expenses    (13,190)  (12,046)    (7,217)    (6,592)
                                        ------    ------     ------     ------
OPERATING INCOME                        15,734    15,613     10,290      8,057
                                        ------    ------     ------     ------

NON-OPERATING RESULTS:

  Cordillera Comunicaciones Ltda        (4,021)   (3,467)    (1,881)    (1,954)
  Editorial Zig-Zag                        (42)     (111)       (92)       (80)
  Vina Los Vascos S.A.                     271       399        222        290
  Rayen Cura S.A.I.C.                      548       743        311        575
  Envases CMF                              149       608        (37)       334
  Ediciones Chiloe                         (71)      (92)        22         24
  Others                                    (1)        0         (1)         0
                                        --------------------------------------
Equity in net income related
  companies (net)                       (3,166)   (1,920)    (1,456)      (812)
Interest income (expense) net           (2,349)   (1,830)    (1,261)      (605)
Other nonrecurring income (net)           (512)     (684)      (429)      (280)
Amortization of goodwill                  (323)     (320)      (162)      (155)
Price-level restatement                   (308)     (668)      (541)      (754)
Exchange Rate Variations                 2,418    (4,464)     1,036     (6,148)
                                        ------    ------     ------     ------
NON-OPERATING INCOME                    (4,239)   (9,885)    (2,812)    (8,755)
                                        ------    ------     ------     ------

Income tax                              (2,670)   (1,437)    (1,855)        93
Extraordinary Items                          -         -          -          -
Minority interest                       (1,700)   (1,333)    (1,065)      (785)
                                        ------    ------     ------     ------
NET INCOME                               7,125     2,958      4,559     -1,389
                                        ------    ------     ------     ------

[LOGO]

                          CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
           (Restated for general price-level changes and expressed
              in millions of Chilean Pesos as of June 30, 2004)
                      1 US Dollar = 636.30 Chilean Pesos


BALANCE SHEET
                                                               As of June 30
                                                             2004         2003
ASSETS                                                       MCh$         MCh$
------                                                       ----         ----
Cash, time deposits, marketable securities                 73,530       75,975
Receivables                                                25,482       19,213
Inventories, net                                            6,979        6,683
Other current assets                                        2,310        1,973
                                                          -------      -------
TOTAL CURRENT ASSETS                                      108,301      103,844
                                                          -------      -------
NET P.P.&E.                                                75,449       80,614
                                                          -------      -------
Investment in related companies                           145,666      144,971
Long-term receivables                                         119          152
Goodwill on investments                                     1,821        1,992
Accounts receivable, related companies                     22,008       21,995
Others                                                     11,580       12,935
                                                          -------      -------
TOTAL OTHER ASSETS                                        181,195      182,045
                                                          -------      -------
TOTAL ASSETS                                              364,945      366,503
                                                          -------      -------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                           1,828        1,840
Dividends payable                                             652          510
Accounts and notes payable                                  6,609        8,412
Provisions, withholdings, income taxes                      9,551        9,515
                                                          -------      -------
TOTAL CURRENT LIABILITIES                                  18,640       20,276
                                                          -------      -------
Long-term bank liabilities and bonds payable              101,576      105,118
Miscellaneous creditors                                       162          187
Provisions                                                  6,418        7,578
Others                                                      2,757        2,330
                                                          -------      -------
TOTAL LONG-TERM LIABILITIES                               110,913      115,212
                                                          -------      -------
TOTAL SHAREHOLDERS' EQUITY                                235,392      231,014
                                                          -------      -------
TOTAL LIAB. & SHAREHOLDERS' EQUITY                        364,945      366,503
                                                          -------      -------

STATEMENT OF INCOME

                                         6 month period            Second
                                          ended June 30            quarter
                                          -------------            -------
                                          2004      2003       2004       2003
OPERATING RESULTS:                        MCh$      MCh$       MCh$       MCh$
------------------                        ----      ----       ----       ----
Net sales                               33,298    33,524     17,711     15,849
Cost of sales                          (20,400)  (21,318)   (10,516)   (10,836)
General and administrative expenses     (2,762)   (2,521)    (1,438)    (1,269)
                                        ------    ------     ------     ------
OPERATING INCOME                        10,135     9,685      5,757      3,744
                                        ------    ------     ------     ------

NON-OPERATING RESULTS:
  CristalChile Comunicaciones           (4,041)   (3,468)    (1,890)    (1,954)
  S.A. Vina Santa Rita                   1,922     1,559      1,174        903
  Envases CMF S.A.                         149       608        (37)       334
  Ciecsa S.A.                              912        74      1,208        514
Cristalchile Inversiones S.A.              264       529         77        399
  Others                                    (2)       (1)        (2)        (0)
                                        --------------------------------------
Equity in net income related
  companies (net)                         (794)     (698)       531        195

Interest income (net)                   (1,487)     (944)      (843)      (133)
Other nonrecurring income (net)           (196)     (251)       (74)      (108)
Amortization of goodwill                   (86)      (86)       (43)       (43)
Price-level restatement                   (277)     (389)      (342)      (367)
Exchange Rate Variations                 1,391    (3,617)       651     (4,970)
                                        ------    ------     ------     ------
NON-OPERATING INCOME                    (1,449)   (5,986)      (121)    (5,427)
                                        ------    ------     ------     ------

Income tax                              (1,561)     (742)    (1,077)       294
Amortization of negative goodwill            -         -          -          -
  Extraordinary Items                        -         -          -          -
                                        ------    ------     ------     ------
NET INCOME                               7,125     2,958      4,559     (1,389)
                                        ------    ------     ------     ------

SALES VOLUME                           Th Tons   Th Tons    Th Tons    Th Tons
                                        ------    ------     ------     ------
Glass sales in Th tons                   120.4     112.1       63.5       53.9
                                        ------    ------     ------     ------

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date: August 19, 2004